                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2002

                 ROCKWELL AUTOMATION SAVINGS AND INVESTMENT PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES

                            ROCKWELL AUTOMATION, INC.
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

TABLE OF CONTENTS

                                                                   PAGE NO.
                                                                   --------
INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     December 31, 2002 and 2001                                        2

   Statements of Changes in Net Assets Available for Benefits
      Years Ended December 31, 2002 and 2001                           3

   Notes to Financial Statements                                       4

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets Held for Investment Purposes,                 10
     December 31, 2002

SIGNATURE                                                             11

EXHIBITS:

   Independent Auditors' Consent                                      12

   Certifications                                                     13

INDEPENDENT AUDITORS' REPORT

To the Rockwell Automation Savings and Investment Plan for
  Represented Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 13, 2003

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

                                             2002          2001
                                         -----------   -----------
ASSETS

INVESTMENTS:
     Master Defined Contribution Trust   $33,419,128   $33,686,995
     Loan Fund                               740,467       612,144
                                         -----------   -----------

         Total investments                34,159,595    34,299,139
                                         -----------   -----------

TOTAL NET ASSETS AVAILABLE
FOR BENEFITS                             $34,159,595   $34,299,139
                                         ===========   ===========

See notes to financial statements.

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                     2002           2001
                                                                -------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                            $ 34,299,139    $ 32,447,042
                                                                ------------    ------------

INCOME:
   (Loss) earnings from investments:
     Net (loss) earnings in Master Defined Contribution Trust       (500,277)        355,149
     Interest                                                         49,094          55,787
                                                                ------------    ------------

         Total (loss) earnings from investments                     (451,183)        410,936
                                                                ------------    ------------

Contributions:
     Employer                                                        625,413         696,007
     Employee                                                      2,285,871       2,377,678
                                                                ------------    ------------

         Total contributions                                       2,911,284       3,073,685
                                                                ------------    ------------

         Total income                                              2,460,101       3,484,621
                                                                ------------    ------------

EXPENSES:
   Payments to participants or beneficiaries                       2,599,645       1,643,189
                                                                ------------    ------------

NET (LOSS) INCOME                                                   (139,544)      1,841,432
                                                                ------------    ------------

NET TRANSFERS TO THE PLAN                                                  -          10,665
                                                                ------------    ------------

NET (DECREASE) INCREASE                                             (139,544)      1,852,097
                                                                ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR                                                     $ 34,159,595    $ 34,299,139
                                                                ============    ============

See notes to financial statements.

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.       DESCRIPTION OF PLAN

         The following brief description of the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees (the "Plan"), formerly named Rockwell International Corporation Savings and Investment Plan for Represented Hourly Employees, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         a. General - The Plan is a defined contribution savings plan covering all represented hourly employees of Rockwell Automation, Inc. (formerly Rockwell International Corporation) and its subsidiaries ("Rockwell") who elect to participate in the Plan and who are employees at a Rockwell location to which participation has been extended. The Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (the "Trustee") is the Trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  On June 29, 2001, Rockwell completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. ("Rockwell Collins") to Rockwell's shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell share. See Note 5 which describes additional changes to the Plan.

                  Participants in the Plan may invest in three investment funds and the following stock funds which are specific to the Plan:

                           Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

                           ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.

                           Conexant Stock Fund - Invests principally in the common stock of Conexant Systems, Inc. but may also hold cash and cash equivalents.

                           Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins but may also hold cash and cash equivalents.

                           Skyworks Stock Fund - Invests principally in the common stock of Skyworks Solutions, Inc. but may also hold cash and cash equivalents.

                  The ArvinMeritor, Conexant, Rockwell Collins, and Skyworks Stock Funds are closed to any additional employee contributions. Any dividends received on behalf of these funds are paid to the Rockwell Stable Value Managed Fund ("stable value fund").

         b. Participation - The Plan provides that eligible employees electing to become participants may contribute on a pre-tax basis up to a maximum of 16% of base compensation for non-highly compensated participants and up to 12% of base compensation for highly-compensated participants, as defined in the Plan document. In addition, highly-compensated participants may contribute up to an additional 4% on an after-tax basis. Prior to September 1, 2002, participants could contribute on a pre-tax basis up to a maximum of 9% of base compensation for non-highly compensated participants and up to 8% of base compensation for highly compensated participants. In addition, participants could contribute up to an additional 5% on a post-tax basis. Rockwell contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the first 5% of the participant contribution. Rockwell contributions are made to the stable value fund. Effective November 2002, participants may transfer employer contributions from the stable value fund at any time. Prior to November 2002, participants were not allowed to transfer employer contributions from the stable value fund.

                  Effective June 1, 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001 which made provisions for catch-up contributions to 401(k) plans, to give employees who are age 50 and older the opportunity to save more for retirement. Employees must have been age 50 or have turned age 50 by December 31, 2002 to be eligible to contribute in 2002. The 2002 employee catch-up contribution amount allowed was an additional $1,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

         c. Investment Elections - Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% (5% prior to November 2002) increments among any or all of these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the stable value fund.

                  The Plan invests in the stable value fund which invests primarily in guaranteed investment contracts (GICs) and money market investments. The GICs are benefit-responsive and stated at contract value. The weighted average crediting interest rate for the stable value fund was 5.81% and 6.10% at December 31, 2002 and 2001, respectively.

         d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund B. The participants' accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

         e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of a participant's account plus actual earnings thereon is based on the vesting schedule described in the Plan document. A participant is 100% vested after 60 months of vesting service.

         f. Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance) from the remaining balance of the participant's account. Loans are secured by the balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have up to two outstanding loans at a time (one loan prior to November 2002).

         g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed with Rockwell and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

         h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

         i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value except for the benefit-responsive GICs, which are stated at contract value (Note 1c). Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost which approximates fair value.

         b. Expenses - Plan fees and expenses, including fees and expenses in connection with the provision of administrative services by external service providers, are paid by Rockwell.

         c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

         d.       Payment of Benefits - Benefits are recorded when paid.

         e. Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.       MASTER DEFINED CONTRIBUTION TRUST

         At December 31, 2002 and 2001, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust") account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

         The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are value at contract value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

         The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

         The net assets of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

                                                 2002              2001
                                           ---------------   ----------------
Cash and equivalents                       $    30,847,729   $    26,896,546
Common stocks                                1,231,983,302     1,517,780,621
Mutual funds                                   305,886,443       375,758,692
Preferred/convertible securities                 3,834,375         3,045,546
Investments in common collective trusts:
   Stable value fund                           583,562,332       558,611,089
   Fidelity U.S. equity index fund              95,486,091       130,249,787
Accrued income                                     586,782           621,155
Pending trades                                   1,175,677          (893,132)
                                           ---------------   ---------------

   Net assets                              $ 2,253,362,731   $ 2,612,070,304
                                           ===============   ===============

         The net loss of the Master Trust for the years ended December 31, 2002 and 2001 is summarized as follows:

                                                      2002             2001
                                                 --------------   --------------
Interest                                         $  34,034,580    $  39,078,134
Dividends                                           33,132,739       44,001,783
Net depreciation in fair value of investments:
   Common stocks                                  (128,658,298)    (398,976,496)
   Mutual funds                                    (58,591,682)     (50,802,436)
   Investments in common collective trusts         (28,283,536)     (21,417,146)
   Other                                            (1,528,742)      (1,797,770)
                                                 -------------    -------------

   Net loss                                      $(149,894,939)   $(389,913,931)
                                                 =============    =============

         The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust, was approximately 1% at December 31, 2002 and 2001. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation in 2002 and 2001.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed Rockwell by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.       CHANGES IN THE PLAN

         Effective June 1, 2001, the name of the plan changed to Rockwell Automation Savings and Investment Plan for Represented Hourly Employees.

         Effective June 29, 2001, the Rockwell Collins Stock Fund was established to hold the Rockwell Collins common stock received as a result of the Rockwell Collins spinoff.

         On June 25, 2002, Conexant Systems, Inc. ("Conexant") spun off its wireless communications business prior to the merger of that business with Alpha Industries, Inc., which was subsequently renamed Skyworks Solutions, Inc. ("Skyworks"). As a result of the spinoff and the merger, Conexant shareholders received 0.351 of a share of Skyworks common stock for each outstanding Conexant share. The Plan was amended on June 5, 2002, to allow the creation of the Skyworks Stock Fund to hold the distributed shares of Skyworks.

         Effective September 2002, participants may contribute on a pre-tax basis up to a maximum of 16% of base compensation for non-highly compensated participants and up to 12% of base compensation for highly compensated participants. Prior to September 1, 2002, participants could contribute on a pre-tax basis up to a maximum of 9% of base compensation for non-highly compensated participants and up to 8% of base compensation for highly compensated participants. In addition, participants could contribute up to an additional 5% on a post-tax basis.

         Effective November 2002, participants may elect investment options in 1% increments and have two loans outstanding at a time. Prior to November 2002, participants elected investment options in 5% increments and were only allowed one outstanding loan at a time.

         Effective November 2002, participants may transfer employer contributions from the stable value fund at anytime. Prior to November 2002, participants were not allowed to transfer employer contributions from the stable value fund.

6.       SUBSEQUENT EVENTS

         In March 2003, Conexant announced its plan to spinoff to shareholders Mindspeed Technologies, Inc., its Internet infrastructure business ("Mindspeed"). At the time of spinoff, Conexant shareholders will receive one share of Mindspeed for every three shares of Conexant common stock held as of record on June 20, 2003.

                                   * * * * * *

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2002

COLUMN A       COLUMN B                   COLUMN C               COLUMN D       COLUMN E

                                 DESCRIPTION OF INVESTMENT,
           IDENTITY OF ISSUER,   INCLUDING COLLATERAL, RATE
           BORROWER, LESSOR      OF INTEREST, MATURITY DATE,                     CURRENT
            OR SIMILAR PARTY       PAR OR MATURITY VALUE           COST           VALUE
--------   -------------------   ---------------------------   ------------   ------------
    *      Wells Fargo, N.A.     Master Defined
                                 Contribution Trust            $ 34,808,616   $ 33,419,128

    *      Various               Participant Loans, prime
           participants          rate plus 1%, due 2003 to
                                 2009                               740,467        740,467
                                                               ------------   ------------

           Total investments                                   $ 35,549,083   $ 34,159,595
                                                               ============   ============

*Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

By /s/ Roger Freitag
   ----------------------------
        Roger Freitag
        Plan Administrator

Date: June 26, 2003